Exhibit 99.1

Concord Medical Schedules 2020 Annual Meeting of Shareholders

BEIJING, November 20, 2020 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a healthcare provider specializing in cancer care, research and prevention by operating a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centers in China, today announced that it will hold its 2020 annual general meeting of shareholders on December 21, 2020, at 10:00 a.m. (Beijing Time). The meeting will be held at 27/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, China. The shareholder record date is December 1, 2020. No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will be convened for shareholders who are entitled to vote to discuss Company affairs with management. Concord Medical’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, containing the Company’s audited financial statements for the financial year ended December 31, 2019, is available in the Investor Relations section of the Company’s website at http://ir.ccm.cn. The Form 20-F is also available on the SEC’s website at http://www.sec.gov.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider specializing in cancer care, research and prevention. The Company operates a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centres in China. The Company focuses on providing multidisciplinary cancer care approach in all areas of oncology services in its cancer hospitals. The Company also equips its hospitals with technologically advanced equipment such as the state-of-the-art proton therapy system in its Beijing, Shanghai and Guangzhou cancer hospitals. As of June 30, 2020, the Company operated a network of 27 centers based in 20 hospitals, spanning over 20 cities across 13 provinces and administrative regions in China. To ensure the commitment to the highest level of clinical care for patients, the Company offers ongoing education and training for doctors and other medical professionals in its network hospitals and centres in both local and overseas medical institutions. For more information, please see http://ir.ccm.cn.

For more information, please contact:

Concord Medical Services Holdings Limited

Ms. Li Jiang

+86 10 5903 6688 (ext. 862)

li.jiang@ccm.cn